Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: July 28, 2026

The following transcript of a webcast with investors is being filed in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N. V.:

28-Jul-2026

Axalta Coating Systems Ltd. (AXTA)

Q2 2026 Earnings Call

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

CORPORATE PARTICIPANTS

Colleen Lubic Vice President-Investor Relations, Axalta Coating Systems Ltd.	Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.
Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

OTHER PARTICIPANTS

Matthew DeYoe

Analyst, BofA Securities, Inc.

David Begleiter

Analyst, Deutsche Bank Securities, Inc.

Chris Parkinson

Analyst, Wolfe Research LLC

Laurent Favre

Analyst, BNP Paribas

Caleb Boehnlein

Analyst, BMO Capital Markets Corp.

Ghansham Panjabi

Analyst, Robert W. Baird & Co., Inc.

Edlain Rodriguez

Analyst, Mizuho Securities USA LLC

Duffy Fischer

Analyst, Goldman Sachs & Co. LLC

Jeffrey J. Zekauskas

Analyst, JPMorgan Securities LLC

Lucas Beaumont

Analyst, UBS Securities LLC

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Axalta Coating Systems’ Second Quarter 2026 Earnings Call. All participants will be in a listen-only mode. A question-and-answer session will follow the presentation by management. Today’s call is being recorded and a replay will be available through May 7. Those listening after today’s call should please note that the information provided in the recording will not be updated and therefore may no longer be current.

I will now turn the call over to Colleen Lubic, Vice President of Investor Relations.

Colleen Lubic

Vice President-Investor Relations, Axalta Coating Systems Ltd.

Good morning, everyone, and thank you for joining us today to discuss Axalta’s second quarter 2026 financial results. I’m Colleen Lubic, Vice President of Investor Relations. Joining me today are Chris Villavarayan, our Chief Executive Officer; and Carl Anderson, our Chief Financial Officer.

Before we begin, please turn to slide 2 for our forward-looking statements and non-GAAP disclosures. We posted our second quarter 2026 financial results this morning. You can find today’s presentation and supporting materials on the Investor Relations section of our website at axalta.com. Our remarks today and the slide presentation may include forward-looking statements reflecting our current views of future events and their potential impact on Axalta’s performance and with respect to the proposed merger of equals between Axalta and AkzoNobel. These statements involve risks and uncertainties and actual results and outcomes may differ materially. We are under no obligation to update these statements. Our remarks and the slide presentation also contain various non-GAAP financial measures. We included reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures. Refer to our filings with the SEC for more information.

I will now turn the call over to Chris.

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Thank you, Colleen, and good morning, everyone. Let’s turn to slide 3. I want to begin the call by congratulating our team on an exceptional quarter. We set records for adjusted EBITDA, which increased 5% from the prior period to $305 million; adjusted diluted EPS, which improved 13% year-over-year to $0.72, exceeding our expectations; and we had the lowest net leverage in Axalta’s history. Also notable is net sales growth of 3% year-over-year and an excellent adjusted EBITDA margin of 22.7%, up 30 basis points from the prior year period and the highest second quarter in many years. We are clearly on track to achieve the key milestones set as part of our A Plan that we will close out this year. Cash was again a great story this quarter. We delivered $152 million in cash from operations and $107 million in free cash flow, an improvement of 6% year-over-year. Based on our first half performance, we remain well-positioned to deliver another year of excellent cash generation. The Axalta team has driven growth, controlled the controllables, and significantly improved the balance sheet. Let’s turn to slide 4. Across the portfolio, the disciplined execution and operational excellence we have worked on perfecting over the last several years has paid off. Investments in technology within all businesses, substantial operational enhancements, and cultural changes that include accelerated decision-making and accountability has elevated our product and service offerings. These offerings have translated into meaningful business wins across all end markets.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Starting with Refinish, net sales increased 6% year-over-year, driven primarily by the abatement of destocking this quarter and favorable price mix. Europe, our largest Refinish region, delivered a record quarter for net sales. Regarding body shop wins, we far exceeded our normal run rate with more than 1,900 new net body shops secured in the first half of this year. In addition, in July we won approximately 800 new North American locations associated with leading MSOs. This represents excellent wins for Axalta and further reinforce our growth momentum. As I’ve told you before, 90% of our 95,000 Refinish customers are small businesses. Time in a body shop is money, and we optimize this for them by creating productivity and efficiency improvements.

In Industrial, we’re far outperforming our expectations for profitability with 13 quarters of adjusted EBITDA margin expansion despite the choppy macro environment in North America. In Asia, we have delivered six consecutive quarters of net sales growth driven by higher demand for energy solutions, and in Europe we have posted another quarter of volume growth. While North America remains challenged, the business is not standing still. When demand recovers, and we certainly expect that it will, we are positioned to capitalize on volumes as we enter the next upcycle with record levels of profitability driven by a cost structure that is significantly more efficient than in prior cycles.

In Mobility, we delivered a record quarter in net sales of $474 million, including record quarterly sales in Commercial Vehicle. Our commercial transportation solutions business continues to perform exceptionally well at record levels, and we’re benefiting from the ramp-up in Class 8 production in North America. We are equally pleased with the consistency and profitability of the Mobility segment, which delivered an adjusted EBITDA margin of 18.4%.

The combination of flawless execution and disciplined cost and productivity initiatives differentiate Axalta. This represents our eighth consecutive quarter of lower operating expenses on a constant currency basis. In addition, variable input costs declined this quarter by nearly 2%. These actions contribute to record quarterly adjusted EBITDA and the highest second quarter margin in the last decade of 22.7%. Well-defined A Plan targets that put our customers first, purpose-driven innovation and profitable growth fueled by outstanding operational performance, and a global team that is second to none put us in an excellent position for our next chapter with AkzoNobel.

With that, I’ll turn the call over to Carl to go through the financials.

Carl D. Anderson

Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Thank you, Chris, and good morning, everyone.

Turning to slide 5, net sales were up 3% year-over-year coming in at just under $1.35 billion, the highest quarterly sales performance over the past two years. Foreign currency translation tailwinds, contributions from acquisitions, and positive price mix were partially offset by lower volumes in Mobility and Industrial.

Net income was $89 million, a decrease of $21 million versus the prior-year period. The decline was primarily attributable to an incremental $31 million of transaction-related costs associated with the pending merger with AkzoNobel. Adjusted net income, which excludes merger and acquisition-related costs, increased 10% year-over-year to $153 million compared to $139 million in the prior-year period, driven primarily by Performance Coatings earnings and lower interest expense. Adjusted EBITDA increased 5% to a record $305 million, resulting in an adjusted EBITDA margin of 22.7%. Our performance exceeded expectations due to favorable business mix supported by increased sales in Performance Coatings and continued cost discipline.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Adjusted diluted earnings per share increased 13% year-over-year to a quarterly record of $0.72 per share, benefiting from higher earnings and lower interest expense. Finally, our momentum and cash generation remained consistent again in the second quarter. Cash provided by operating activities was $152 million while free cash flow was $107 million, representing increases of 7% and 6%, respectively. The improvement compared to the prior-year period was driven by better working capital performance and lower interest payments.

Turning to Performance Coatings, the segment delivered solid second quarter results with net sales increasing 4% year-over-year and 9% sequentially. Compared to the second quarter of last year, growth was driven by acquisitions, positive price mix, and favorable foreign currency translation.

Refinish net sales, increased 6% to $545 million supported by volume growth in three out of four regions and positive price mix as channel inventory normalizes in North America. Industrial net sales increased 2% year-over-year to $327 million. Volume growth in Europe and Asia along with positive price mix more than offset lower volumes in North America.

Performance Coatings’ adjusted EBITDA increased 10% to $218 million while adjusted EBITDA margin expanded 130 basis points to 25.1%. The increase was driven by the combination of positive price mix, continued cost discipline, and flat volumes in Refinish, allowing us to effectively convert top line growth into higher earnings.

Mobility Coatings delivered a record second quarter net sales of $474 million, an increase of 1% from the prior-year period. Light Vehicle net sales declined slightly as favorable foreign currency and organic growth in Latin America partially offset lower volumes in other regions. Commercial Vehicle net sales increased 7% year-over-year supported by volume growth in all four regions and favorable foreign currency translation. We are seeing North America Class 8 production improving and expect this to continue in the second half.

Mobility Coatings’ adjusted EBITDA totaled $87 million in the second quarter with adjusted EBITDA margin of 18.4%. Margins were up 90 basis points sequentially driven by solid conversion and incremental revenue. Compared to a year ago, tailwinds from higher volumes in Commercial Vehicle were more than offset by favorable onetime items recorded in the second quarter of last year that did not repeat.

Turning to slide 8, in the second quarter, we delivered another period of consistent cash generation, which highlights the durability of our operating model. Through June, cash provided by operating activities has increased 31% compared to the first half of 2025. We also continue to strengthen our balance sheet, reducing gross debt by $80 million during the quarter and $135 million year-to-date. Through June, interest expense was 16% lower than the prior year period, reflecting the benefits of our deleveraging efforts. As a result, we ended the quarter with a net leverage ratio of 2.2 times, the lowest in the company’s history and remain on track to exit the year below 2 times.

As we turn to our outlook on slide 9, our strong second quarter results and performance across the organization is putting us on an excellent path for 2026. External forecasts and key performance indicators remain broadly consistent with the assumptions underpinning our prior guidance. That said, the situation in Iran, tariffs, and broader geopolitical tensions in the Middle East continue to create some uncertainty. As a result, we believe it is prudent to maintain our previously issued full-year guidance for net sales, adjusted EBITDA, adjusted diluted earnings per share, and free cash flow. Having said that, we continue to operate very effectively and are prepared to convert on higher volumes if they come in stronger than planned.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Specifically for the third quarter, we expect net sales to increase by low-single-digit percent compared to the prior-year period with adjusted EBITDA in the range of $295 million to $305 million. We also anticipate adjusted diluted earnings per share of approximately $0.70, up 4% from a year ago. Overall, we are encouraged by our first half results and believe we are well-positioned to deliver another year of record financial performance.

Turning to slide 10, we’re now just over a week away from a defining milestone. Our Special General Meeting on August 5 with shareholders will vote on the proposed merger of equals with AkzoNobel. Regulatory clearances also continue in parallel, and we remain on track for closing in late 2026 or early 2027.

From a financial standpoint, the fundamentals of the transaction are exactly where we want them. We continue to expect approximately $600 million annual run rate cost synergies with roughly 90% captured within the first three years following close. We also see attractive revenue synergy opportunities through cross-selling, technology sharing, and expanded customer access across a broader global platform. The planning work completed to-date has only strengthened our confidence in those numbers.

Just as important, the results we walked through today mean we’ll enter this combination from the strongest financial position in our history; record earnings, robust cash generation, and our lowest ever net leverage. Following the vote, integration preparation will accelerate as we prepare for day one.

Now, I will turn the call back to Chris for closing remarks.

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Thanks, Carl. I opened today’s call by celebrating our outstanding quarter, and I want to close it by thanking the people who made it possible. To our employees around the world, thank you for your commitment to our customers and to our performance. Your focus on execution, productivity, and operational excellence have energized and strengthened Axalta as the leading coatings company. Because of your efforts, we’re well-positioned to capitalize on growth opportunities, maintain industry-leading profitability, and maximize the value of our proposed combination with AkzoNobel for our shareholders. Congratulations on a job well done.

Thank you for joining us today. Operator, please open the line for questions.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And our first question will come from Matthew DeYoe with Bank of America. Please go ahead.

Matthew DeYoe	Q
Analyst, BofA Securities, Inc.

Good morning. Refinish looked a bit better than we had expected in 2Q. So, as we look into the second half with the destocking headwinds easing, how are you feeling about volumes? Can this business grow volumetrically year-over-year in the back half? And as we look at that 800 new stores, I guess, in July, what does that mean for organic growth contribution?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. Good morning, Matt. Again, certainly proud of our performance in Q2. And really, if you think about it, a lot of that is, as I think about the business, it’s really tied to stability and recovery. It’s a lot of what we’ve been saying when it comes to the market. I would say the collisions are starting to be in line with our expectations. North America was down about mid-single digits. And as I look at Europe, that was more like low-single digits. So, collisions are coming in exactly where we wanted and then it transitions to the strategy. And here, when you think about the strategy, it’s always what we’ve said we’re going to do. So, it’s acquisitions what we drive in the new body shop wins, adjacencies, and then pricing. And across all those three elements, we’re well-positioned. So, three of those elements you can see in Q2.

But really, to your point, as we look forward into Q3 and Q4, the new body shop wins, it’s in total we’re at about 2,700 body shops through July. So, that’s, on average, we do about 2,500 per year. So, we’re well ahead there. And additionally, to the fact that we won 800 body shops that are in the MSO space, what benefit we get in the back half is really more on the volume side. So, we’ll certainly pick up on the volume side at the back half. We certainly have obviously what we have done on pricing that’s coming through. And then, on top of that, we continue to work on acquisitions. We did some M&A on distributors outside North America, especially in Europe and Asia, primarily in Australia. That’s certainly coming through in Q2. But we also expect that benefit to flow through the back half. So, again, we’re feeling quite good with where Performance Coatings or, more importantly, Refinish is sitting at this point.

Matthew DeYoe	Q
Analyst, BofA Securities, Inc.

Okay. And if I could, free cash flow was similarly a bit better than expected. Primarily, it looks like working capital, which is maybe a bit counterintuitive to me in the backdrop. So, how did you manage this? How sustainable is this, [ph] so their givebacks (00:31:37) in 2H? How should we think about the cash flow profile for the year?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah, Matt, thanks for the question. That’s a great question. And really, I think that’s, again, certainly something that we’re very, very proud of. The best part of this earnings call, as I think about Q2, is the ton of comments on records. But specific to cash, I think we’ve become really a cash generating engine. And for that, the credit here is really to Carl and the management of cash by the finance team. So, I’m going to turn it over to Carl.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Thanks, Chris. Yeah, Matt, to your question, the team did a really nice job of improving our cash conversion cycle year-on-year. So, we improved about 10%. A lot of that was driven by turning our inventory days a lot quicker. So, we actually reduced that about eight days on a year-over-year basis. And it’s important because while free cash flow is up 6%, it does include certain deal fees as well. So, if I was to exclude that, we would have been up to close to about 20% on free cash flow on a year-over-year comparison. And that’s at the same time that we just are continuing to drive overall improvements within the business. And so, overall, good story on cash flow, our leverage is at a record at 2.2 times. And you’re seeing that kind of come through on lower cash interest payments as well.

Operator: Thank you. Our next question will come from David Begleiter with Deutsche Bank. Please go ahead.

David Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Hey. Good morning. Chris, Industrial looks like things did pick up in the second quarter obviously in Europe and Asia. What was the volume improvement overall in that business and where are you seeing the pockets of strength overall in Industrial? Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. Actually, again, good morning, David. And I would say, volumes in Industrial in Q2 were actually down about 1% primarily. But if you look at it, net sales were up 2%. So, what happened here is really what we did with pricing and our actions in driving cost and just the pure focus on that team and really looking at margins. And if I look at from where we started about two, three years ago, margins are actually up twice what they used to be. So, that team has just done a phenomenal job of just managing cost with the macro where it’s been. But specific to as you look forward or what we see in terms of volumes, I would say North America still remains choppy and challenged. But our true story on wins and volume is really coming from Europe. Europe is up primarily driven by our e-coat business. And then Asia, Asia has gone six quarters up from our Energy Solutions business there. And so, everything that we provide, whether it’s for battery casings or what do for motors with impregnating resins, all of that is coming in just as a strong positive. And even as we look at Q3 and our numbers in July, that performance continues.

So, at this point, actually our Industrial business, as I look at Q2, is that it’s the best margins or the best performance in the history of Axalta. And it’s actually holding through to Q3. A lot of it is we’re still very, very focused on the volumes, but the strength is coming out of Europe and Asia. And we’re watching, let’s call it, the weakness in North America. It feels like we’ve hit bottom, but we continue to say that quarter after quarter. But the expectation is that if anything picks up there, then the team really has the potential of driving that margin even higher.

David Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Very good. And just to back on Refinish, to be clear, in Q3, do you expect volumes to be flat or up or down?

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

I expect volumes to be pretty much flat for Q3 and then up as I think about Q4. Overall, I would say in the back half, we expect volumes to be slightly up. But, in reality, it’s what we’re going to do in terms of, if I look at the back half of the year, we’re expecting claims to be down as we’ve always consistently been saying, down mid-single digit. So, what the team is doing with the wins is driving us to hold flat to up. The difference with Q3 as you know, with all the new wins that we have, it takes a bit of time for this to actually roll through into the P&L. So, that’s what’s driving, let’s call it, the ramp-ups, but we do expect Q4 to start picking up in terms of volumes.

Operator: Thank you. Our next question will come from Chris Parkinson with Wolfe Research. Please go ahead.

Chris Parkinson	Q
Analyst, Wolfe Research LLC

I’d like to just piggyback off of David’s question real quick. So, as it relates to the Refinish volume outlook in the second half, I know this is a tough question, but if you could just do your best to parse out how much of this is just, hey, destocking is – the activity is, in the past, just mathematically speaking, we’re doing better in terms of relative stability. How much of that is actually collision rates? It seems like those are more or less in line with your expectations. And then, how much of that in terms of the net body shop wins would be something like Irus contributing specifically in Europe? I’d love to hear how you’re thinking about those three variables. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure. Hey, good morning, Chris. Thanks for the question. Pretty detailed one there. I’ll break it out. So, if you think about it and as we described destocking, destocking, as an impact for us, was, let’s call it, low- to mid-single digit. And if I look at Q2 and Q3, destocking is mostly completely out. So, I would call that – let’s call it a net positive from where we were. Essentially, it’s in line with what we’ve always said.

And as I think about stabilization and recovery, where that’s coming from, it’s really the markets are starting to drop. The collision rate drops are more in line with our expectations. So, if I think about North America, that’s dropping about mid-single digits. Europe, probably low-single digit. But on top of that, you know, in terms of all the other metrics that you asked about, I would say, miles driven is up slightly. Nothing’s changed there. In terms of insurance rates, insurance rates continue to abate. And I would say that’s coming in slightly better than we had planned, and certainly used car pricing is also trending the right way.

So, destocking is a positive. Miles driven is a positive. Insurance rates are slightly better. Used car pricing is good. So, that’s what’s driving, I would call it, the recovery or the expectations of a better future here. Obviously, the counter to this is with where affordability is. Consumers are still, in some cases, not putting in insurance claims. And the last part of this is also total losses are going up because of the cost of repairs. So, parts cost as well as cost of repairs are having a bit of an impact on this. So, that’s, let’s call it, the look on the market itself. But it still comes in from our perspective. What we plan for is this mid-single digits decline through the – low- to mid-single digit decline through the back half.

That said, the positive for us when you think about the wins, again, the MSO win that we won in North America is 600 body shops. It’s one of the top five MSOs in North America. We’re very, very good with this. And then, on top of that, additionally, what the teams have won, it’s just not a North American story for us. In North America, we won actually two large MSOs. But in Europe, the team has done another great job of securing a large one. And if I move on to Asia, we won the BMW business in Japan where we won 80 body shops there. That’s something that we’ve never had for a long time. So, you added all that up, the confidence on the new business wins is what gives us great confidence of where the business can really build out for the future here. And then, on top of that, what we’ve done in adjacencies, our adjacencies growth is up $15 million, so it’s been a very, very good story for us.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Chris Parkinson	Q
Analyst, Wolfe Research LLC

Got it. And then, you, Carl, obviously done a lot on costs irrespective of basically the macro outlook or what’s been going on with your Refinish customers. Can you just comment on how things are run rating into the second half of this year? Where you’re seeing potentially new opportunities? How you’re executing on existing opportunities? Anything to help us triangulate how you would assess your own cost execution report card into the deal closed presumably? Thank you.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Thanks, Chris. Good morning. Yeah. As it relates to cost, this is – really it starts with the culture of Axalta. Across whether it’s functions across BUs, across what we’re doing in purchasing is something that we talk about daily, weekly, monthly. And it just is the overall focus really of the company to be much more efficient as we progress. And so, I think the trajectory that we’re on continues. We’re not done. There’s more opportunities as we continue to look at what we can do throughout the rest of this year. But, more importantly, I think it provides a really, really strong building block of what we can be doing when we get this merger over the finish line and get that closed with AkzoNobel. So, I would just say, more of the same, Chris, as we look to execute the rest of this year.

Operator: Thank you. Our next question comes from Laurent Favre with BNP Paribas. Please go ahead.

Laurent Favre	Q
Analyst, BNP Paribas

Yes. Good morning. I had a question around, I guess, the interplay between volumes and pricing. And I was wondering if you had any sense during Q2 that it was a bit of pull forward as customers jumped ahead of price increases that are coming, I guess, effectively in Q3.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Hey. Good morning, Laurent. No, we actually saw very little of that, and I’ll probably go through why. A lot of the pricing that we drove was early in Q2. So, as we finished Q1, we essentially came up with a perspective that we had mid-single-digit inflation and we essentially had all three businesses move out with pricing early on in the quarter. And as I look at where backlog sat at the back half of Q2 and even if I look at our July numbers where they’re coming in, I would say there was very little in the form of pull forward that was driving some of our results for Q2. And as we think about pricing, we’re quite comfortable with the pricing that we had put in place. Obviously, a lot of that’s flown in through Q2. If I look at peak inflation though, peak inflation really hits us more in Q3 and a bit in Q4. And a lot of this is driven from the fact that we actually performed incredibly well from a cost perspective I think in the front half and the first half. And here, if you think about the fact that we had inventory levels that were providing as a bit of tailwind as well as the consistent work that our purchasing teams have done in managing costs and driving productivity, all of that provided a really good tailwind. But a lot of that – a bit of that is also being saved into what we have in the back half. The purchasing teams will continue to obviously act and keep working on the back half.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

From a pricing perspective, I think we’re at a good spot. We might price in certain pockets as we go forward because obviously, with the Middle East conflict, it’s uncertain, which way this might play out. But at this point, from a pricing dynamic, we feel we’re in a good spot. And in terms of a pull forward, Laurent, we haven’t seen much. And I think you can see it finally as I think about the demand picture from all three of the businesses. The strength really came in areas that we had, I would say, a strong performance story. For example, Performance Coatings was weak and essentially the pickup was a lot of it was destocking and then just the demand picture that was driving both Refinish and Industrial.

Laurent Favre	Q
Analyst, BNP Paribas

Thanks, Chris. And so, I guess, going back to the willingness to be prudent for the guidance for the second half, what I’m hearing is that there is nothing specifically really that you’re watching out for beyond uncertainty. There’s nothing in terms of business units or raw material spiking into your P&L into Q3 or anything like that, just overall uncertainty?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah, Laurent, I think as you think of the second half, even if you look at the low end of the full-year guidance, that implies that the second half comes in about $12 million higher than the first half from an EBITDA basis. We are – if you think about just the cost dynamic, it’s what we’re seeing with raw materials obviously where we performed – [ph] will have (00:45:30) performed better in the first half than when we would in the second half. But it’s all part of the overall planning that we have in place that at least on a gross level, we see the cost impact on raws has been up about mid-single digits for the full year as we – that should be that for Q3. Maybe ticks up a little bit more to get to the low end of high-single digits where you’re going to be exiting the year. But as Chris talked to, the productivity that the purchasing team is driving is a pretty significant offset that we would expect to be able to mitigate that to be able to deliver the guidance construct that we put forward.

Operator: Thank you. Our next question will come from John McNulty with BMO Capital Markets. Please go ahead.

Caleb Boehnlein	Q
Analyst, BMO Capital Markets Corp.

Hey. Good morning. This is Caleb on for John. I just had a quick question in commercial. If you could just talk to some of kind of like the strength you saw there. It came in a little bit better than we were expecting. So, maybe just some color there would be greatly appreciated. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. Good morning, Caleb. So, it’s really two things. The first one is obviously the North American Class 8 market is picking up. And so, it’s been on the normal cyclical lows. And then, what we’re starting to see is it returning to about 300,000 truck builds for a year, which normally comes in in about 75,000 trucks per quarter. And that’s what we’re seeing in the back half of the year. So, that’s also what’s driving a little bit of the improved performance. So, that’s one story.

But the second story, what’s really driving our performance here is what we’re doing in commercial transportation solutions. So, this team, the Mobility team, a few years ago started focusing on everything that’s outside just Class 8 with such as off-highway, military, everything that we do on ambulances, fire trucks, RVs. And the team’s really been crushing it. That business has now grown to about 50% of our overall CV business. So, it’s a great, great story here. And that’s actually up 5% year-over-year. And so, that plus where CV is going is what’s driving the improvement in Mobility even though we see, let’s call it, Light Vehicle markets being slightly down.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Additionally, the Light Vehicle team has also done an amazing job winning new business in Europe and LatAm. LatAm has been just a great, great, great story for us for almost, I would say, a year, a year and a half now. And they’ve actually had a program there called Fast and Furious, which was to essentially transition some LV customers, as well as focus on some CV customers. And that’s just come in well beyond our expectations. So, all of that is what’s driving the positive performance not only in Mobility but certainly in CV.

Caleb Boehnlein	Q
Analyst, BMO Capital Markets Corp.

Got you. Okay. Thank you. That’s really helpful. Maybe just going back to Refinish. I know one of the dynamics for your business has been kind of like winning new body shop wins and also kind of the MSO consolidation. If you had to kind of like frame what inning we are in that dynamic kind of playing out, how would you frame that?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, I think it’s probably early to call. The MSO consolidation, I think just based on where the markets have been, have kind of slowed down a bit. But that said, the larger MSOs obviously play a significant part in our business primarily because a lot of what we do on the premium side runs through the MSO space. And Axalta, our Refinish business is our crown jewel. Our Refinish is a business that not only accounts for almost half of what Axalta is. But certainly, from a premium perspective, we are obviously also the leader in this marketplace. And as you think about that, in terms of MSOs, we provide to now – we moved from 12 to about 13 of the top 20 MSOs. And why this is really, really important is the MSOs usually provide to all the insurance carriers for all the work that’s done. So, it’s very, very important to stay focused in this space.

And, for us, we’re very, very focused, again, on driving this because it essentially grows our Refinish or our premium business. But additionally, it gives us the foundation to also expand in our economy business. It gives us the scale. It gives us the products. It gives us the technology. And really, on the economy side, with what we do in adjacencies, that’s been something that we were at 9%. We’ve grown up to 11%, 12% over the last three years. In the premium space, we’ve been north of 40%.

Now, where I want to take you here is the economy space this is a great story because the concept that the merger with AkzoNobel gives us the opportunity to grow in the economy space because that’s somewhere that they’re very, very strong with. So, again, as I think about Refinish, we’re well-positioned with the MSOs. And I believe as far as we continue to grow here and with the merger with Akzo, we’ll become even a stronger player here.

Operator: Thank you. Our next question will come from Ghansham Panjabi with Baird. Please go ahead.

Ghansham Panjabi	Q
Analyst, Robert W. Baird & Co., Inc.

Thank you, operator. Good morning, everybody. You know, Chris, just obviously there’s a ton of dynamics going on with the new stocks and raw materials and so on and so forth. If you just zoom out a bit, what does the macroeconomic backdrop feel like across the major regions you have exposure to, so North America, Europe, Asia, Latin America? Are you seeing any sort of change versus the previous baseline relative to some of the distortions that – what we’re talking about as it relates to order patterns and destocking and stuff like that?

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. Good morning, Ghansham. I think not really. I would say it’s pretty much consistent with what we saw in the last two quarters or probably consistent to what we’ve been saying. I think if you zoom out, I would call it, overall the expectations if we look at each of the markets, I would call it, Refinish’s collision claims are going down mid-single digits is what we forecast here. Are we seeing any improvements around the globe? I would say, Europe is a bit better than that number. But that said, I would say, overall, the market is a bit sluggish here.

If I look at Light Vehicle, Light Vehicle would be down. The markets are down 1% to 2% or 2% to 3% primarily North America. We’re seeing weakness obviously in North America and China. I would say the Rest of Asia as well as Europe seems stable. And then finally, when it comes to industrial, I would call it, North America continues to be weak and Europe seems to be stable here as well. And then, with that, I will probably turn it over to Carl to just maybe add some more color.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Ghansham, on the other point, I think it’s helpful to add, as you think about the second half for our revenue story, the foreign exchange tailwind will begin to abate. And so, as you look at the second half, we are planning for revenue to be up low-single digits. Part of that would be the volume story that Chris talked to on Refinish. But also, we do expect price mix to also be positive for the year. And we continue to have a little bit of accretion from the acquisitions that we’ve done previously in Refinish as well. So, I think it’s an important story. So, even in this environment, we’re able to kind of continue to grow top line here.

Ghansham Panjabi	Q
Analyst, Robert W. Baird & Co., Inc.

Okay. Great. Thanks for that. And then, I’m sorry if I missed this. But on the raw material cost trend line, what was inflation on the raw material side for 2Q and what’s your current expectation for the back half of this year with all the ups and downs with upstream energy cost, etcetera?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. So, at full year, we – at least – well, it’s important to know this is on a gross basis, right? So, this would be not including any of the product. But we do expect full year be about a mid-single-digit headwind to overall raw materials. Q2 was about low-single-digits headwind as well, so.

Ghansham Panjabi	Q
Analyst, Robert W. Baird & Co., Inc.

Okay. Thanks so much.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Thank you.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Operator: Thank you. Our next question comes from John Roberts with Mizuho. Please go ahead.

Edlain Rodriguez	Q
Analyst, Mizuho Securities USA LLC

Thank you. Good morning. It’s Edlain Rodriguez on behalf of John. So, quick question on Industrial. I mean, I always thought in general, like the US is doing better than Europe. But clearly, your European business is outperforming North America. Why do you think the US is lagging for you in that business?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, certainly, I think when it comes to North America, it’s really tied to consumer confidence and interest rates and housebuilding. And, let’s call it, most of our business in North America is tied to building products. So, let’s call it, as construction goes, that’s how our performance improves. And at this point, with interest rates and all, let’s call it, the negative sentiment in North America, that’s what’s driving a little bit of our performance or the lag in performance in North America. Specific to Europe, that market, specific to the products we serve, here we provide e-coat. Obviously, this is a different element that also goes into [indiscernible] (00:56:02). So, we have a higher market performance here. And the market is also a little bit stable for us as we look at Europe specific to the products we provide.

Edlain Rodriguez	Q
Analyst, Mizuho Securities USA LLC

Okay. Great. And can you talk about China, what you’re seeing there in terms of OEM? I mean, like what’s outlook for Chinese auto OEM?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. So, right now, if I think about the globe, our expectations are about [ph] $90 (00:56:31) million. Specific to China, I would call that about [ph] $32 (00:56:34) million for the full year. And if I look at those numbers from last year to this year, I would call that almost flat. And even if I look at, let’s call it, front half to back half, I’d call it flat. And here, the dynamics is primarily driven by the fact that I think the local market especially – it’s not a question of consumer confidence. I think it’s more a question of there’s a ton of new models and new technology that’s coming out. And I think folks are just waiting for the new models in terms of the customers we work with for the back half. That said, the strength for us that we’re seeing in China is the export market. The export market is up 70% on a comp basis. And so, that’s certainly driving some great performance from that team as we think about looking forward here.

Operator: Thank you. Our next question will come from Duffy Fischer with Goldman Sachs. Please go ahead.

Duffy Fischer	Q
Analyst, Goldman Sachs & Co. LLC

Yeah. Good morning, guys. Just a question on raw materials. So, when you look at the increased inflation in the back half, is that just current prices rolling through the P&L or do you actually expect market prices for a lot of your raw materials to move higher? And then, within that, is everything moving roughly the same or is there a lot of differentiation between your products where some are maybe up 15%, 20% and others are flat? Just how volatile is the basket for you, guys?

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Thanks, Duffy. The bulk of what we’re seeing would be prices kind of holding where they are now, so it just would be the rolling effect into the P&L. We do see some pretty significant differences depending on what we are buying. So, solvents, as you would expect, it’s been up probably 15%, 20% but just based off what’s happening with the oil prices. Monomers has also been up as well, probably high-single digits percentage basis, but others have been lower. So, it is definitely a mix that we’re seeing across the overall raw material basket that we’re buying at this point. But at this moment, we’re not forecasting really any significant changes, at least in the overall price levels for the rest of the year.

Duffy Fischer	Q
Analyst, Goldman Sachs & Co. LLC

Great. Thanks. And then, just can you remind me the onetime benefit you got Mobility last year? How big was that?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

It was about – I think it was about $7 million of a benefit a year ago.

Operator: Thank you. Our next question will come from Jeff Zekauskas with JPMorgan. Please go ahead.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Thanks very much. Your price mix in Mobility was down about 1.5%. Is that a bottoming for you to think your price comparisons will improve from here? And can you get all the way to a positive price comparison by the end of the year?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Good morning. Yeah, I think as it relates to kind of our Mobility overall business, we do expect it to begin to inflect in the third quarter, so you’ll start seeing that turn positive for the third quarter. As we kind of think through that, keep in mind some of what you saw was more mix related than price as we think about what happened in the second quarter. And also, we do have the RMIs that represent about half of the – about 50% of the Mobility segment for us that will begin to kind of kick in as we get into the fourth quarter.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Do you think your Light Vehicle volumes will grow in the second half or that’s too hard in the current environment?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

We are showing volumes to be up slightly, and it’s really driven by the wins. So, what the teams have done in terms of winning in Europe and Latin America, that should drive some volumes growth in the back half. That’s purely looking at Light Vehicle. But additionally, as we think about the overall segment of Mobility, between what we see in Commercial Vehicle and the continued wins that the team will have on CTS , all of that, when you look at the overall perspective of Mobility, should show some volume growth in the back half.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Operator: Thank you. Our next question will come from Joshua Spector with UBS. Please go ahead.

Lucas Beaumont	Q
Analyst, UBS Securities LLC

Good morning. This is Lucas Beaumont on for Josh. I just want to get back to Refinish. So, I mean, it seems like price mix there was sort of up maybe low-single digits in 2Q. I know there’s sort of some noise there looking forward with sort of the weak comps in North America impacting the mix. But you guys kind of called out as well that North America has been the sort of weakest area in terms of clients, too. So, I just wanted to sort of understand the interaction there and how you’re thinking about a potential improvement in sort of price mix in the second half given that the [indiscernible] (01:01:45) going to be flowing through as well? Thanks.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, maybe I’ll start then and maybe turn it over to Carl. But from a perspective of how we think about North America, obviously with a lot of the destocking coming out Q3, price mix obviously will start turning positive. So, that’s one element. The second half of this is additionally certainly the large 600 body shop win that we just won with – and as we play out maybe a quarter or two should also help drive the benefit and the improvement in the North American business. So, as I look at the North American business, my expectations are this will continue to grow positive, especially from a price mix perspective. Nothing different than what we’ve said previously in terms of the consistency primarily driven by destocking. But the additional benefit we also get is the new business wins coming through. So, with that, Carl?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. And maybe just to add a little bit more color as I think about Refinish. I think, one, I think it is important just to note is the expectations we had for what occurred in the second quarter has been consistent with really the messaging we’ve been talking about over the last 12 months as well we thought things would begin to turn a little bit for Refinish. So, it did come in as we expected, maybe even a little bit better in the second quarter. But as Chris said, a lot of the mix impacts, which was really one of the bigger drivers of what’s impacted price mix over the last four to five quarters, the bulk of that is behind us. And as he said, especially as we get into third quarter, that we should have another positive price mix story for us.

Lucas Beaumont	Q
Analyst, UBS Securities LLC

Great. Thanks. And then, I guess just on the Light Vehicle volume side. So, it looks like volumes were down [ph] at least kind of three or so (01:03:40) in the quarter versus the industry build rates sort of down slightly or close to flat in the first half. Kind of your volumes probably came in about 200 basis points below the build rates roughly. So, I guess, just what’s sort of driving the divergence there and how do you see sort of your outlook in the second half relative to build rates? Thanks.

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Axalta Coating Systems Ltd. (AXTA) Q2 2026 Earnings Call	28-Jul-2026

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. It’s primarily driven with the customers that we serve and specific to the customers in China as well as our customers in North America. And what happens is as those customers go, we go. And we saw obviously with those customers maybe call it dropping a little bit in volume. That’s what’s driven that little bit of a difference. That said, the new business wins that we’re getting in Europe and Latin America, additionally in North America, some of those customers were also moving manufacturing between North America – sorry, the US and Mexico. So, those volume changes eventually will sort itself out, and that’s why we believe the back half will be back to an expectation of volume growth.

Operator: Thank you, ladies and gentlemen. We have now reached our allotted time for questions. And I’d like to turn the call back over to Chris for any closing remarks.

Chrishan Anton S. Villavarayan
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, thank you. Thanks, everyone, for calling in. And I think, from my perspective, again, thanks for your continued interest. And certainly, to the employees of Axalta, great quarter. Certainly, we’ll be performing at this rate going into Q3 and certainly looking forward to the vote here in a week and becoming yet a stronger player as soon as we close. Thank you very much.

Operator: Thank you, ladies and gentlemen. This brings us to the end of today’s meeting. We appreciate your time and participation. You may now disconnect.

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Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.